

May 30, 2013

<u>Via E-mail</u>
Robert B. Lees
President and Chief Executive Officer
FONU2 Inc.
331 East Commercial Blvd.
Ft. Lauderdale, FL 33334

> **Re: FONU2 Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed January 17, 2013**
> **Amendment No. 1 to Form 8-K Filed February 22, 2013**
> **File No. 0-49652**

Dear Mr. Lees:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. The page numbers referenced in the headings to our comments are based on the EDGAR version of the filings.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, page 11

1. We note that Cygnus Internet, Inc. was a development stage entity prior to the reverse merger transaction. We also note that you are currently focused on completing the development of your mobile service although you continue to operate your legacy business. Please tell us what consideration you gave to presenting your financial statements as those of a development stage entity and providing the disclosures required by ASC 915.

Notes to Financial Statements, page 17

1. Summary of Significant Accounting Policies, page 17

Reverse-Merger Transaction, page 17

2. We understand that you initially accounted for the acquisition of Cygnus as a business combination under ASC 805 and that you subsequently restated your financial statements for the quarters ended March 31, 2012 and June 30, 2012 to account for the acquisition of Cygnus as a reverse merger recapitalization. However, in Form 8-K filed October 24, 2012 you disclosed that the Board of Directors resolved to account for the acquisition as a business combination and a reverse acquisition of Cygnus as the accounting acquirer. Please tell us why you accounted for the acquisition as a reverse merger recapitalization as opposed to a reverse acquisition in accordance with ASC 805-40, including changes in facts and circumstances that that led to your conclusion to account for the acquisition as a reverse recapitalization.

Item 9A. Controls and Procedures, page 35

Changes in Internal Control Over Financial Reporting, page 35

3. Item 308(c) of Regulation S-X requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure to comply with Item 308(c) of Regulation S-K in future filings.

Signatures, page 43

4. The second signature block does not indicate the report was signed by your principal accounting officer. Any person who occupies more than one of the specified positions required to sign the report should indicate each capacity in which the report is signed. Please confirm to us that Robert B. Lees also serves as your controller or principal accounting officer and, if so, please indicate each capacity in which he signs the report in future filings. Otherwise, please revise to provide the required signatures. Please see General Instruction D(2) to Form 10-K.

Amendment No. 1 to Form 8-K Filed February 22, 2013

Report of Independent Registered Public Accounting Firm, page F-2

5.	We note that the financial statements include the additional disclosures required by ASC 915. As such, please have your independent accountant revise its report to identify the statements of operations, stockholders' equity (deficit), and cash flows in the introductory paragraph and to express an opinion on the results of your operations and cash flows for the period from inception through December 31, 2011 in the opinion paragraph. Refer to Rule 2-02(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief